INTERNAL REVENUE SERVICE             DEPARTMENT OF THE TREASURY
Plan Description:  Prototype Standardized Profit
                    Sharing Plan with CODA
FFM:  50297066801-001 Case: 8907661  EIN: 62-1230706
BPD:  01   Plan: 001  Letter Serial No. D247643a
                                       Washington, DC  20224

HOME FEDERAL BANK OF TENNESSEE FSB     Person Contact:
                                                   Ms. Arrington

521 MARKET STREET                       Telephone Number:
                                                  (202) 566-4576
KNOXVILLE, TN  37902                    Refer Reply to:
                                                   E:EP:Q:ICU

                                        Date:  05/10/90
Dear Applicant:

In our opinion, the form of the plan identified above is acceptable under section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. This opinion relates only to the acceptability of the form of the plan under the Internal Revenue Code. It is not an opinion of the effect of other Federal or local statutes.

You must furnish a copy of this letter to each employer who adopts this plan. You are also required to send a copy of the approved form of the plan, any approved amendments and related documents to each Key District Director of Internal Revenue Service in whose jurisdiction there are adopting employers.

Our opinion on the acceptability of the form of the plan is not a ruling or determination as to whether an employer's plan qualifies under Code section 401(a). An employer who adopts this plan will be considered to have a plan qualified under Code section 401(a) provided all the terms of the plan are followed, and the eligibility requirements and contribution or benefit provisions are not more favorable for officers, owners or highly compensated employees than for other employees. Except as stated below, the Key District Director will not issue a determination letter with regard to this plan.

Our opinion does not apply to the form of the plan for purposes of Code section 401(a)(16) if: (1) an employer ever maintained another qualified plan for one or more employees who are covered by this plan, other than a specified paired plan within the meaning of section 7 of Rev. Proc. 89-9, 1989-6 I.R.B. 14; or
(2) after December 31, 1985, the employer maintains a welfare benefit fund defined in Code section 419(e), which provides postretirement medical benefits allocated to separate accounts for key employees as defined in Code section 419A(d)(3). In such situations, the employer should request a determination as to whether the plan, considered with all related qualified plans and, if appropriate, welfare benefit funds, satisfies the requirements of Code section 401(a)(16) as to limitations on benefits and contributions in Code section 415.

The plan identified above is not a replacement plan as defined in section 3.10 of Rev. Proc. 89-9, 1989-6 I.R.B. 14.
Therefore, an adopting employer may not rely on this opinion letter to extend the remedial amendment period under section
401(b) of the Code and regulations thereunder.

If you, the plan sponsor, have any questions concerning the IRS processing of this case, please call the above telephone number. This number is only for use of the plan sponsor. Individual participants and/or adopting employers with questions concerning the plan should contact the plan sponsor. The plan's adoption agreement must include the sponsor's address and telephone number for inquiries by adopting employers.

If you write to the IRS regarding this plan, please provide your telephone number and the most convenient time for us to call in case we need more information. Whether you call or write, please refer to the Letter Serial Number and File Folder Number shown in the heading of this letter.

You should keep this letter as a permanent record. Please notify us if you modify or discontinue sponsorship of this plan.

                    Sincerely yours,



                    Chief, Employee Plans Qualifications Branch